525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401

July 28, 2022

Ms. Babette Cooper
Ms. Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AFC Gamma, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 10, 2022

File No. 001-39995

Dear Ms. Cooper and Ms. Monick:

AFC Gamma, Inc., a Maryland corporation (“we”, “us” or the “Company”), is hereby responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Brett Kaufman, the Company’s Chief Financial Officer, dated July 22, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s response to the Staff’s comment. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance the review process.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 76

1.	We note your disclosure on page F-11 that to maintain the Company’s status as a REIT, payment-in-kind interest, a non-cash source of income, must be paid out to stockholders in the form of dividends for the year earned, even though the Company has not yet collected the cash. We further note your dividends paid to stockholders exceeded the net cash provided by operating activities. To the extent your dividends were not paid out of operating cash flows, please tell us what consideration you gave to disclosing the source of your dividend payments.

Response

The Company respectfully clarifies for the Staff that, while the amount of dividends paid to its stockholders of $14,389,688 exceeded the net cash provided by operating activities for the year ended December 31, 2021 of $9,538,562, the latter excludes the income recognized from original issue discounts (or “OID”) and interest reserves, each of which are considered non-cash reduction of income for purposes of calculating our operating cash flows. The cash related to OID and interest reserves upon closing the loans does not impact operating cash flows but is rather recorded as a reduction of the loans funded in the investing section of the cash flows. At the closing of the loans, the cash related to OID and interest reserve is reported as “Supplemental disclosure of non-cash activity” in the Statement of Cash Flows. Subsequently, when a portion of the OID and interest reserve is earned and released into revenue, such items are again excluded from the operating section of the Statement of Cash Flows and presented in the “Adjustments to reconcile net income to net cash provided by operating activities.” This is consistent with the guidance in 230-10-45 paragraphs 12a, 13a, and 28a.

Regarding the Company’s disclosure on page F-11 about paying PIK interest, a non-cash source of income, to stockholders, the Company is generally only required to distribute annually at least 90% of its REIT taxable income to its stockholders, as described more fully in the Company’s Distribution Policy on page 61. The Company has not had to rely on PIK interest to maintain the Company’s status as a REIT, and the Company advises the Staff that in future filings we will update the disclosure on page F-11 with the following bolded language: “To the extent required to maintain the Company’s status as a REIT, this non-cash source of income must be paid out to stockholders in the form of dividends for the year earned, even though the Company has not yet collected the cash.”

In response to the Staff’s comment, the Company advises that, for future periodic filings, the Company will also revise the Liquidity and Capital Resources disclosure in its financial statements to include additional discussion and analysis to the extent the Company’s cash dividends exceed its cash flows from operating activities for any period.

The following is an example of the proposed disclosure that the Company will add to its Liquidity and Capital Resources section, when applicable, beginning with the Form 10-Q for the quarter ended June 30, 2022: “Our net cash provided by operating activities for the [six months ended [●]] of $[●] was less than our dividend payments of $[●] made during the same period due to earned OID of $[●] and interest reserves earned and disbursed of $[●] and PIK repayment of $[●] during such period. OID and interest reserves relate to cash withheld by the Company upon funding of its investments and are included under the ‘Supplemental disclosure of non-cash activity’ on the Statement of Cash Flows.”

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at Brett@advancedflowercapital.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Brett Kaufman
Brett Kaufman
Chief Financial Officer and Treasurer

cc:
Jeeho Lee, O’Melveny & Myers LLP

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